February 2, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
RE:	Mobile Mini, Inc. Form S-3 (333-156453)
Ladies and Gentlemen:
     Mobile Mini Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests acceleration of the effectiveness of the registration statement to 12:00 p.m., Washington, D.C. time, on February 5, 2009, or as soon thereafter as is practicable.
     If you have any questions regarding the forgoing, please do not hesitate to call me at (480) 477-0241.

Very truly yours,
/s/ Christopher J. Miner
Christopher J. Miner
Senior Vice President & General Counsel